November 17, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Yolanda Guobadia
Division of Corporation Finance
(EDGAR Correspondence)

Re:	American Shared Hospital Services
File No. 001-08789
Ladies and Gentlemen:
          We have received the Staff’s letter dated November 10, 2009 with two comments on American Shared Hospital Services’ quarterly filings on Form 10-Q. Our counsel has spoken with Ms. Yolanda Guobadia on the Staff about the information set forth below.
          In response to the Staff’s first comment, we have changed the presentation of our Consolidated Statements of Cash Flows in our Form 10-Q for the period ended September 30, 2009 (“Third Quarter 10Q”), which was filed today. We also provided additional disclosure in the Third Quarter 10Q about the matters described in the Staff’s second comment. However, in order to properly respond to the second comment, we must involve third parties and our outside auditors. Accordingly, we will need additional time to respond and propose to submit our reply no later than December 8, 2009.
          Please feel free to contact either the undersigned or Dan Kelly of Davis Polk & Wardwell (650-752-2001) if you have any questions.

Sincerely,
/s/ Ernest A. Bates, M.D.
Ernest A. Bates, M.D.
Chairman and CEO